October 17, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Coleman and Karl Hiller

Re:	Sibanye Stillwater Limited
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 24, 2023
File No. 333-234096

Dear Messrs. Coleman and Hiller:

We are writing in response to the letter dated October 5, 2023 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission requesting certain information regarding our Form 20-F for the fiscal year ended December 31, 2022. As Jeff Cohen of our counsel Linklaters discussed with Mr. Coleman via phone call on October 17, 2023, we are in the process of engaging with our internal and external technical experts in order to fully respond to the Comment Letter and therefore respectfully request an extension to the filing deadline for our response. Currently, the Staff has requested a response within 10 business days, which would make the response due by October 20, 2023. We are requesting that this date be extended to November 3, 2023.

If you have any questions or further comments, please contact me at +27 11 278 9700, or Mr. Cohen at +1 212 903 9014 or jeff.cohen@linklaters.com.

Sincerely,

/s/ Charl Keyter

Charl Keyter

Chief Financial Officer

Sibanye Stillwater Limited

cc:

Jacques le Roux, Sibanye Stillwater Limited
Robert Van Niekerk, Sibanye Stillwater Limited
Stephan Stander, Sibanye Stillwater Limited
Jeffrey Cohen, Linklaters LLP
Igor Rogovoy, Linklaters LLP
Lance Tomlinson, Ernst & Young Inc.